UNITED STATES
[S]ECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549

06009940

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

SEC MAIL RECEIVED PROCESSING AUG 21 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RUTBERG & COMPANY, LLC AND SUBSIDIARY

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital

Total members' equity from consolidated statement of financial condition	$419,816
Deduct members' equity not allowed for net capital	---
Total members' equity qualified for net capital	419,816
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	419,816
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(192,107)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	227,709
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	(19,641)
Net capital	$208,068
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$13,877
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$13,877
Excess net capital	$194,191
Excess capital at 1000%	$187,253

Aggregate Indebtedness

Total liabilities from consolidated statement of financial condition	$208,153
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$208,153
Ratio: Aggregated indebtedness to net capital	1.00 to 1

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC and Subsidiary, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Title

[signature]

Notary Public

JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

State of California, County of San Francisco
Subscribed & sworn to (or affirmed) before me on this 18th day of August, 2006, by Bryan Bruch Rutberg personally known to me or proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ who appeared before me.

[signature]